April 4, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	xpedx Holding Company

Registration Statement on Form S-1

Filed February 14, 2014

File No. 333-193950

Dear Mr. Schwall:

This letter sets forth the responses of xpedx Holding Company (the “Company”) to the comments contained in your letter, dated March 13, 2014, relating to the Registration Statement on Form S-1 File No. 333-193950, filed on February 14, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on February 14, 2014. Page references in the responses below are to Amendment No. 1.

Registration Statement on Form S-1 Filed February 14, 2014

1.	Please provide an analysis of whether International Paper Company should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933.

International Paper Company (“IP”) should not be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act in connection with the separation of the xpedx business from IP and the pro rata dividend by IP of the Company’s shares of common stock (the “Shares”) to IP’s shareholders (the “spin-off”) for the following principal reasons:

The spin-off is not a “distribution” as such term is used in Section 2(a)(11) of the Securities Act.

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Section 2(a)(11) of the Securities Act defines the term underwriter to mean, in relevant part, “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.…” (emphasis added).

The spin-off comprises a dividend by IP of the Shares to IP’s shareholders and is not a “distribution” as that term is understood under the definition of underwriter in Section 2(a)(11) of the Securities Act. A distribution has been interpreted by the U.S. federal courts to mean a public offering. See, e.g., Gilligan, Will & Co. v. Sec. and Exch. Comm’n, 267 F.2d 461, 466 (2d Cir. 1959). Accordingly, if there is no public offering, there cannot be an underwriter. In the spin-off, IP is not effecting a public offering of securities to its shareholders, but rather is declaring and issuing a dividend payable in the form of the Shares to its shareholders without receiving any payment or consideration from its shareholders in return. IP’s shareholders will receive a dividend of the Company’s Shares through no action, investment decision or purchase on their part. The dividend is incidental to their ownership of IP’s common stock.

IP has owned the xpedx business for more than 25 years and did not acquire its ownership interest in the xpedx business with a view to “distribution.”

IP entered the business-to-business distribution business in 1986 with the acquisition of several business-to-business distribution businesses that were part of Hammermill Paper Company. Since then, IP has grown the business-to-business distribution business both organically and through acquisitions of distribution businesses located across the United States and Mexico. IP’s business-to-business distribution business was consolidated into a division of IP operating under the xpedx name in 1998. Thus, IP, directly and through its subsidiaries, has owned the xpedx business for more than 25 years.

The Company was incorporated in July 2013 for the sole purpose of holding IP’s ownership interest in the xpedx business and to facilitate the spin-off. As part of an internal reorganization by IP in connection with the spin-off, IP will transfer the assets, liabilities and entities that comprise the xpedx business to the Company in exchange for the issuance of additional Shares and the special payment. Upon consummation of the internal reorganization by IP, the Company’s only assets will be the xpedx business.

Although IP will have held the Shares for a short period of time prior to effecting the spin-off, this is the result of IP’s internal reorganization of its ownership interest in the xpedx business in connection with the spin-off rather than IP’s intention to underwrite an offering or sell securities to raise proceeds on behalf of IP or the Company. IP has held the xpedx business for a significant length of time, has assumed the economic risk of investment in the xpedx business and did not acquire its equity interest in the xpedx business with a view to “distribution” within the meaning of Section 2(a)(11) of the Securities Act.

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Staff Legal Bulletin No. 4 recognizes that a parent that forms a subsidiary in order to spin off a long-held business is not an underwriter of the spun-off securities.

The formation of a spin-co subsidiary is a typical approach to facilitate a spin-off, as recognized by the Staff in Staff Legal Bulletin No. 4, dated September 16, 1997 (“SLB No. 4”). SLB No. 4 distinguishes between a parent undertaking a spin-off that acquired restricted stock of a subsidiary from a third-party within two years of the date of the spin-off and a parent that held the business to be spun off for more than two years and is merely forming a subsidiary to facilitate the spin-off transaction. The Staff makes it clear in SLB No. 4 that the parent in the latter case would not be considered an underwriter of the spun-off securities. IP has held the xpedx business for significantly more than two years and formed the Company solely for the purpose of effecting the spin-off. If the xpedx business had been held in a single subsidiary from the outset rather than through various IP subsidiaries and business units, IP could have effected the spin-off by dividending the shares of such long-held existing subsidiary rather than by creating a new subsidiary. The new subsidiary is simply a vehicle to effect the spin-off. As a result, by analogy to the Staff’s guidance in SLB No. 4, IP should not be considered an underwriter of the Shares being spun-off to IP’s shareholders.

IP is not participating in a “distribution” or performing the functions of an underwriter in connection with the spin-off.

IP will not perform any of the functions of an underwriter in connection with the spin-off. IP will not be marketing Shares to the public nor will it be engaging in distribution-type activities that are commonly associated with the underwriting of securities offerings. IP is a global paper and packaging manufacturing company that is not a broker-dealer, in the business of underwriting securities or authorized to engage in underwriting activities.

IP is not participating, directly or indirectly, in any “distribution” of the Shares or underwriting of the Shares. A review of relevant case law confirms that IP’s activities, i.e., effecting the spin-off and making a pro rata dividend to its shareholders, do not constitute activities covered by the participation clause of the definition of underwriter in Section 2(a)(11). In this regard, we note the following:

•	It is “crucial to the definition of ‘underwriter’ that any underwriter must participate in the distribution of a security.” McFarland v. Memorex Corp., 493 F. Supp. 631 (N.D. Cal. 1980).

•	With regard to the participation clause of Section 2(a)(11), the Second Circuit recently concluded that “common to all categories of persons identified as ‘underwriters’ by the plain language of § 77b(a)(11) is activity related to the actual distribution of securities,” and that “the text, case law, legislative history, and purpose of the statute demonstrate that Congress intended the participation clause of the underwriter definition to reach those who participate in purchasing securities with a view towards distribution, or in offering or selling securities for an issuer in connection with a distribution, but not further.” In re Lehman Brothers Mortgage-Backed Securities Litigation, 650 F.3d 167 (2d Cir. 2011) (emphasis added).

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Prospectus Cover Page

2.	Please provide the information required by Item 501(b)(2) of Regulation S-K with respect to the amount of securities offered.

In response to the Staff’s comment, the Company advises the Staff that the Company is unable to provide the number of shares to be distributed in the spin-off because such number will not be finally determined until the record date. The Company discloses the formula upon which the final number of shares to be distributed will be based in “Introduction,” “Questions and Answers about the Transactions,” “Prospectus Summary” and “The Transactions.” Pursuant to this formula, each International Paper shareholder will receive a number of the Company’s shares of common stock equal to the percentage of the total number of the Company’s shares of common stock outstanding as of the time of the distribution as is equal to a fraction, (a) the numerator of which is the total number of issued and outstanding IP shares of common stock held by such holder as of the record date and (b) the denominator of which is the total number of IP shares of common stock issued and outstanding as of the record date (excluding treasury shares held by IP and any other IP shares otherwise held by IP or one of its subsidiaries).

To address the Staff’s comment, however, the Company has added disclosure on the prospectus cover page to include the approximate number of Shares that will be distributed to IP’s shareholders, based on specified assumptions.

Prospectus Summary, page 16

3.	We note your disclosure that the Contribution and Distribution Agreement provides that in 2020 the combined company may be required to pay to International Paper an earnout payment of up to $100 million if the combined company’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years exceeds an agreed-upon target, subject to certain adjustments. We also note that you have not disclosed such agreed-upon target. Please tell us your considerations with respect to whether you are required to disclose such target.

The Company weighed a number of factors in determining that disclosure of the agreed-upon target is not necessary in the context of the spin-off. The earnout payment, if any, is not payable for a significant period of time, specifically more than six years from the date of the Contribution and Distribution Agreement. Moreover, the amount of the earnout payment, if any, will be calculated based on the Company’s future financial performance, only beginning in 2017 and then for the Company’s aggregate results in 2017, 2018 and 2019. The calculation of the agreed-upon target is also subject to certain adjustments. Accordingly, the Company’s ability to achieve the agreed-upon target and thus whether any earnout payment will be required are subject to the passage of a significant period of time, the unpredictability of the Company’s business performance and results of operations, and other variables, including variables and developments that are unknown at this time. In addition, in the Registration Statement the

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Company has disclosed to shareholders that it may be required to make an earnout payment to IP of up to $100 million in six years, i.e., it has disclosed to shareholders the maximum possible amount it may have to pay to IP (regardless of the level of the agreed-upon target). Based on these factors, the Company does not believe that it is required to disclose the agreed-upon target in the Registration Statement or that doing so would be material to shareholders in the context of the spin-off. The Company does acknowledge that it may be appropriate to disclose the agreed-upon target in the future if and when the likelihood and amount of an earnout payment is reasonably ascertainable.

The Transactions, page 59

Background of the Distribution and the Merger, page 59

4.	We note your statement on page 6 that the transaction with Unisource will be structured as a “Reverse Morris Trust.” Please revise your filing to briefly describe here the meaning of such term, and the significance for this transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 58 to describe the meaning of a “Reverse Morris Trust” and its significance for this transaction.

International Paper’s Reasons for the Transactions, page 59

5.	Please disclose how the parties determined that International Paper’s shareholders would own approximately 51% of SpinCo following the Merger. Similarly, disclose how the $400 million special payment and the potential $100 million earnout payment amounts were determined.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58-59.

The Contribution and Distribution Agreement and the Ancillary Agreements, page 83

6.	We note your statement that you are providing a summary of “selected” material provisions of the Contribution and Distribution Agreement. You have also provided similar statements in your registration statement with respect to other agreements. Please ensure that you have disclosed all material terms of each material agreement, and revise your disclosure to remove any implication that you have not done so.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 and elsewhere in Amendment No. 1 to remove references to “selected” provisions.

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Transition Services Agreement, page 88

7.	Please provide disclosure regarding any material fees to be charged in connection with services to be provided under the Transition Services Agreement. Refer to Item 404 of Regulation S-K.

The Company has revised the disclosure on page 88 in response to the Staff’s comment and will provide the amount of fees to be charged in a subsequent amendment when the amount has been determined.

Unaudited Pro Forma Condensed Combined Financial Information of Combined Company and Related Noted, page 99

8.	We note the analysis provided on pages 66-67 of your filing regarding the identification of xpedx Holding Company as the accounting acquirer in the merger with Unisource. So that we may better understand this conclusion, please provide us with a detailed explanation of the factors considered pursuant to FASB ASC 805-10-55-12 and 805-10- 55-13.

Based on the guidance provided by FASB ASC 805-10-55-12 and 805-10-55-13, the Company concluded that the Company is the accounting acquirer of UWW Holdings, Inc. (“UWWH”) in its merger with UWWH (the “Merger”). Generally, in a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests is the acquiring entity. In this case, that reasoning suggests that the Company is the acquiring company. ASC 805-10-55-12 provides, however, that all pertinent facts and circumstances should be considered in identifying the accounting acquirer in a business combination effected through an exchange of equity interests and provides the factors to be considered.

In considering the guidance, each factor that points to the greater influence of IP, compared to that of UWWH, weighs in favor of the Company as the accounting acquirer. IP currently owns and controls the xpedx business. Due to these circumstances, any factors that promote the influence of IP, whose shareholders will become the majority shareholders of the Company, point toward the Company as being the accounting acquirer.

The Company determined that it will be the acquiring entity based on an analysis of the following factors, considered pursuant to ASC 805-10-55-12 and 805-10-55-13:

55-12(a): The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Immediately following the merger, IP’s shareholders will own approximately 51% of the shares of common stock of the Company and the UWWH Stockholder (controlled by Bain Capital Partners, LLC and the investment funds advised or managed by it (“Bain Capital”)), will own approximately 49% of the shares of common stock of the Company on a fully-diluted basis. The UWWH Stockholder will not be able to increase its ownership of the Company’s common

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stock and gain majority voting control because of restrictions on its ability to acquire additional shares of the Company’s common stock in the next two years as set forth in the Registration Rights Agreement, filed as Exhibit 10.2 to, and as described on page 92-93 of, the Registration Statement. No owner or group of owners will receive any “super-vote” share classes or rights within the Company. As a result, IP’s shareholders will own the majority of the voting rights by virtue of their ownership of the majority of the shares of the common stock of the combined company, indicating that the Company should be the accounting acquirer because its shareholders will receive the largest portion of the voting rights of the combined entity.

55-12(b): The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The UWWH Stockholder will beneficially own approximately 49% of the outstanding shares of the Company’s outstanding common stock and will therefore have a large minority voting interest. While this factor may favor UWWH as the accounting acquirer, the Company notes that the UWWH Stockholder will not control the board of directors. In fact, only two members of the Company’s future board of directors are affiliated with UWWH, namely Allan Dragone, the current President of UWWH, and Seth A. Meisel, an employee of Bain Capital. In addition, the Company’s board of directors intends to adopt corporate governance guidelines that will address potential conflicts between a director’s interests and the Company’s interests. The board of directors also intends to adopt a code of business conduct that will require the Company’s employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the Company’s interests and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These actions will mitigate the influence that the large minority voting interest may otherwise have in board representation and other certain areas. While this factor arguably favors UWWH as the accounting acquirer because of its large minority voting interest, it is mitigated by the board’s independence and the governance policies to be adopted.

55-12(c): The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The board of directors of the Company immediately prior to the effective time of the merger with UWWH will be the initial members of the board of directors of the combined company at and immediately following the effective time of the merger. The Merger Agreement stipulated who would comprise the initial Board of Directors of the Company, which will consist of nine directors, seven of whom will be independent directors. Mary A. Laschinger, a current Senior Vice President of IP and President of xpedx, will be the Chairman of the board of directors. Neither IP nor the UWWH Stockholder will have the ability to designate any members of the board of directors in connection with the spin-off or following the spin-off. Given this structure, this factor is neutral because neither IP nor the UWWH Stockholder has the ability to elect, appoint or remove the directors.

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55-12(d): The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Upon consummation of the transactions, the combined company will be managed by Ms. Laschinger as Chief Executive Officer, President and Chairman and the following executive officers, all of whom will report directly to Ms. Laschinger: Charles B. Henry, Senior Vice President Integration and Change Management; Mark W. Hianik, Senior Vice President, General Counsel and Corporate Secretary; Timothy D. Kutz, Senior Vice President Supply Chain; Thomas S. Lazzaro, Senior Vice President Field Sales and Operations; Joseph B. Myers, Senior Vice President Facility Solutions, Strategy and Commercial Excellence; Barry R. Nelson, Senior Vice President Publishing and Print Management; Elizabeth Patrick, Senior Vice President and Chief Human Resources Officer; Neil Russell, Senior Vice President Corporate Affairs; Stephen J. Smith, Senior Vice President and Chief Financial Officer; Darin W. Tang, Senior Vice President Packaging; and Daniel J. Watkoske, Senior Vice President Print. Of Ms. Laschinger’s prospective direct reports: (i) Ms. Patrick and Messrs. Henry, Lazzaro, Nelson and Watkoske are xpedx managers and all of them (other than Mr. Nelson) currently serve as members of xpedx senior management reporting directly to Ms. Laschinger; (ii) Messrs. Hianik, Myers, Russell and Smith have been hired from outside the combined company directly by Ms. Laschinger and (iii) Messrs. Kutz and Tang, who currently serve as members of Unisource senior management, have been selected to become executive officers of the combined company directly by Ms. Laschinger. Ms. Laschinger is currently a Senior Vice President of IP and President of xpedx. The Company considered the composition of the prospective senior management of the combined company, which includes existing members of senior management of the xpedx business as well as additional leaders who will report directly to Ms. Laschinger, in determining that this factor suggests that the Company should be the accounting acquirer of the combined entity.

55-12(e): The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

The terms of the exchange of the equity interests and the premium paid should be considered in any circumstances in which equity instruments are exchanged. However, the reliability of the fair value measurement must be considered in establishing whether a premium has been paid for equity securities exchanged in a business combination. The Company believes that this factor is less significant in this situation because the combining companies are not currently publicly-traded companies and the fair value of their equity is less objectively determinable. The Company considers this factor as inconclusive and therefore neutral in its assessment of FASB ASC 805-10-55-12 and 805-10-55-13 factors.

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55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combing entity or entities.

Based on an analysis of the relevant metrics, the relative size of the Company is larger than that of UWWH. In 2013, the Company had $5.7 billion of sales and $1.3 billion of assets, compared to $4.1 billion of sales and $1.2 billion of assets of UWWH during that period. In addition, the xpedx business had over 1,000 more employees than UWWH as of December 31, 2013. Therefore, these metrics demonstrate that the overall relative size of the Company is larger than UWWH, and this consideration points in favor of the Company as the accounting acquirer.

Conclusion

Based on the above analysis, the Company determined that the Company will be the accounting acquirer in the merger with UWWH. Specifically, the Company believes that the factors regarding composition of the management team and the relative voting rights of the combined company provide qualitative evidence that the Company is the accounting acquirer. While the Company acknowledges that factor 55-12(b) could be viewed as favoring UWWH as the accounting acquirer and the analysis of 55-12(c) and 55-12(e) as neutral or inconclusive, the factors in ASC 805-10-55-12 and 805-10-55-13, when combined with the fact that the Company is issuing its equity interests, supports the determination that the Company will be the accounting acquirer.

9.	We note your disclosure referring to appraisals performed by independent consultants to determine the fair market values of the tangible and intangible assets and liabilities of Unisource. Please tell us how you considered providing a valuation report and consent from the third party valuation expert or remove all references to the use of third party valuation experts from your registration statement. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

In response to the Staff’s comment, the Company has removed all references to the use of third party valuation experts from the Registration Statement.

Note 2. Pro Forma Adjustments, page 104

10.	We note that you have removed the advisory fees paid to Bain Capital (pro forma adjustment T) and eliminated merger expenses included in the historical financial statements (pro forma adjustment X). These pro forma adjustments appear to relate to non-recurring items in the underlying historical financial statements of Unisource. Please tell us how you determined that these pro forma adjustments meet the requirement in Rule 11-02(b)(6) of Regulation S-X.

The Company advises the Staff that pro forma adjustments T and X, for the advisory fees paid to Bain Capital and merger expenses included in the historical financial statements,

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respectively, meet the requirements in Rule 11-02(b)(6) of Regulation S-X. Rule 11-02(b)(6) requires that pro forma adjustments related to the pro forma condensed income statement include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable.

The advisory fees paid to Bain Capital meet the three criteria of Rule 11-02(b)(6). The advisory agreement, which requires that advisory fees be paid to Bain Capital, will be terminated in connection with the Merger, pursuant to the terms of the Merger Agreement. Therefore, the removal of the fees are directly attributable to the transaction and will have a continuing impact on the Company because they will no longer be incurred subsequent to the Merger. The advisory agreement and Merger Agreement factually support the amount of the advisory fees and the termination of the advisory agreement (and therefore of such fees), respectively.

The merger expenses also meet the three criteria of Rule 11-02(b)(6). The expenses incurred during fiscal 2013 relate solely to this transaction and are therefore directly attributable to the transaction and will have a continuing impact on the Company because they will not be incurred in any period subsequent to the Merger. These expenses are based on, and factually supported by, charges received from third party service providers and are consistent with amounts included in UWWH’s audited financial statements.

Based on the above considerations, the Company advises the Staff that it believes these pro forma adjustments meet the requirements in Rule 11-02(b)(6) of Regulation S-K.

The Company has also removed references to “non-recurring” in the description of these pro forma adjustments to clarify that these fees will no longer continue to be incurred following the Transactions.

11.	Please expand your disclosure under pro forma adjustment (Y) to explain how the amount of interest expense was determined. In your revised disclosure, please state whether you used a current interest rate or an interest rate for which you have a commitment to calculate this pro forma adjustment.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 to explain how the amount of interest expense was determined.

12.	Disclosure in your filing indicates that in 2020 the combined company may be required to pay International Paper an earnout payment of up to $100 million if the combined company’s aggregate EBITDA exceeds an agreed-upon target. Please tell us how you considered the accounting implications of this earnout payment on your pro forma financial statements.

The $400 million special payment and the potential up to $100 million earnout payment were negotiated together as the total consideration to be paid to IP for its contribution of the xpedx business to the Company. In the initial filing of the Registration Statement, the earnout payment was treated as analogous to contingent consideration in a business combination transaction. The Company considered the guidance in ASC 805-30 for contingent consideration and established an obligation at fair value associated with the earnout payment in the pro forma financial statements contained in the initial filing of the Registration Statement.

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The Company has continued to evaluate the accounting treatment of the earnout payment as part of its financial reporting process and, in connection with the Staff’s comment, has considered alternative accounting treatments associated with the earnout payment.

An alternative accounting treatment that the Company has considered (and, as noted below, now adopted) is based on the view that the earnout payment effectively represents a dividend by the Company and should be reflected accordingly in the Company’s financial statements. The Company believes this view is supported by FASB Statement of Financial Accounting Concept 6, Elements of Financial Statements (“Concept 6”). Paragraph 67 of Concept 6 states (emphasis added):

Distributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners. Distributions to owners decrease ownership interest (or equity) in an enterprise.35

[35]	Investments by owners are sometimes called capital contributions. Distributions to owners are sometimes called capital distributions; distributions of earnings, profits, or income; or dividends.

Based on its further evaluation, the Company believes that an alternative treatment is to account for the earnout payment effectively as a dividend for accounting purposes. Accordingly, the Company believes the earnout payment should be reflected as a charge to retained earnings at the time of payment (if any). In reaching this conclusion, the Company noted that, while IP will no longer be an owner of the Company after the distribution date and will not be a shareholder of the Company on the payment date of the earnout payment, IP will have been the sole shareholder on the date the consideration for the contribution of xpedx is paid. This consideration includes both the $400 million payment and the potential payment of the up to $100 million earnout payment. The Company does not believe the fact that IP will no longer be a shareholder of the Company at the time of the earnout payment should alter the conclusion to treat the earnout payment as a dividend. In reaching this view, the Company considered situations where the shareholder mix changes between the dividend declaration date and the dividend payment date.

The Company also considered the purpose and substance of the earnout payment. The purpose of the earnout payment is to provide IP a portion of the consideration from the transaction. Given the purpose of the earnout payment, the earnout payment is in substance a post-spin adjustment to the consideration for IP’s contribution of the xpedx business to the Company. As such, the post-spin adjustment, including any adjustment to the amount of the earnout payment, should be reflected as an equity transaction, which provides additional support for the Company’s conclusion to treat the earnout payment effectively as a dividend.

Based on the above considerations, the Company has removed the adjustment for the earnout payment from the pro forma financial statements and will not record an adjustment for the present value of the earnout payment in future filings. The Company will record the impact

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of the earnout payment, if any, as a reduction of shareholders’ equity in the period that the earnout payment, if any, is paid. The Company will also provide appropriate disclosure of the earnout provision and the likelihood and amount of an earnout payment in future filings, when reasonably estimable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx, page 112

Results of Operations, Including Business Segments, page 115

13.	It appears that the results of operations analysis provided for certain expense line items (e.g., distribution expenses, selling and administrative expenses) focuses on the change from prior periods as a percentage of net sales. Please revise your disclosure to also provide an analysis quantifying and explaining the impact of the factors which resulted in periodic changes in these line items. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company has revised the disclosure on page 114 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 128

14.	Please revise your discussion of critical accounting policies to address revenue recognition. Your revised disclosure should be tailored to address revenue recognition for your various lines of business and the various means through which sales are made (i.e., multi-year supply contracts, transactional sales, etc). In addition, please tell us about the various services provided to your customers as described on page 162 of your filing. To the extent applicable, please also consider this comment with regard to the disclosure of critical accounting policies for Unisource.

In response to the Staff’s comment, the Company has revised its discussions of critical accounting policies to address revenue recognition for its various lines of business and means through which sales are made, all of which are transactional sales. The Company has not included the various ancillary services in its revenue recognition policy as any revenues from these services are not material to the Company and were therefore deemed not to be a critical component of the revenue recognition disclosure. Specifically, these services accounted for less than $15 million, or less than 0.25%, of the Company’s revenue in any given year. In addition, Unisource has revised its discussions of critical accounting policies to address revenue recognition and the ancillary services provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource, page 131

Supplementary Information on Product Category Results, page 143

15.	We note that you have presented supplemental information by major product category for Unisource to provide consistency with the information presented for xpedx. Please

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expand the introductory note provided with this disclosure to indicate whether management expects the operating segment disclosure pursuant to FASB ASC 280-10-50 of the combined entity to be similar to the historical information provided for xpedx.

The Company has added disclosure on page 136 in response to the Staff’s comment. The Company advises the Staff that management of the combined company plans to assess performance and allocate resources by major product category. Therefore, the Company currently expects, at a minimum, to report segments of Print, Packaging and Facility Solutions on a combined company basis. Management of the combined company continues to evaluate how segments will be reported for the combined company following completion of the Transactions. If it is determined that changes to reportable segments are necessary, management will recast historical periods in the period the change is made as required under ASC 280-10-50-34.

16.	Please revise your analysis of the changes in net sales to quantify the causal factors identified in dollars.

In response to the Staff’s comment, the Company has revised the analysis of the changes in net sales on pages 137-138 to quantify the causal factors identified in dollars.

Security Ownership of Certain Beneficial Owners and Management, page 185

17.	With respect to the beneficial ownership of shares of your common stock by Seth Meisel, it appears that you intend to omit from the table the shares of your common stock that may be deemed to be beneficially owned by investment funds associated with Bain Capital. We also note your disclosure that Mr. Meisel may be deemed to share beneficial ownership of such shares. Please include such shares in the table, with appropriate explanation necessary to reflect amounts as to which Mr. Meisel has sole or shared voting power, or sole or shared investment power. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the footnote disclosure on pages 180-181.

Corporate Opportunities, page 193

18.	We note your disclosure at page 193 regarding corporate opportunities presented to “UWWH.” However, from your disclosure elsewhere in your prospectus, it appears that you intend to refer to corporate opportunities presented to the UWWH Stockholder. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 to replace the references to UWWH with references to the UWWH Stockholder.

H. Roger Schwall	14	April 4, 2014

Unaudited Consolidated Financial Statements of Unisource

Condensed Consolidated Statements of Operations for the nine months ended September 28, 2013 and September 29, 2012, page F-92

19.	Your statement of operations includes a line item for gross margin which appears to be calculated as the difference between net sales and cost of products sold excluding depreciation and amortization. Please note the guidance per SAB Topic 11B which prohibits the presentation of a figure for income before depreciation. This comment also applies to disclosure provided in other sections of your filing, such as Selected Historical Consolidated Financial Data and Management’s Discussion and Analysis.

In response to the Staff’s comment, Unisource has removed the subtotal indicating “Gross Margin” appearing in its financial statements, “Summary of Historical Consolidated Financial Data of Unisource,” “Selected Historical Consolidated Financial Data for Unisource” and the tables of operating results appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource.”

Note 6 – Income Taxes, page F-103

20.	We note that a valuation allowance of approximately $238.9 million against all U.S. federal and a substantial portion of the state net deferred tax assets was released during the nine months ended September 28, 2013. Please provide us with a summary of your analysis of the positive and negative evidence considered in determining that this valuation allowance was no longer needed. Refer to FASB ASC 740-10-30.

In response to the Staff’s comment, the Company has been advised by Unisource as follows:

Unisource has considered all available evidence, both positive and negative, in determining that it was appropriate at September 28, 2013 to release the valuation allowance for its U.S. federal and substantially all of the state net deferred tax assets in accordance with FASB ASC 740-10-30. This evidence included, among other things, Unisource’s history of losses, recent transition to profitability, taxable income, and forecasted book income by jurisdiction.

The positive evidence considered included, among other things, cumulative income position, the utilization of net operating loss (“NOL”) carryforwards in the domestic jurisdictions for the fiscal year ended 2012 and forecasted future book income. Negative evidence considered included, among others, historical losses, the expiration of state NOLs before utilization and a net deferred tax asset position of $30.3 million, excluding NOLs, at the end of fiscal year ended 2012.

A significant amount of weight was given to Unisource’s determination that it did not have cumulative U.S. book losses in recent years. The cumulative U.S. pre-tax book income for the twelve quarters ended September 28, 2013 was adjusted for certain permanent differences (primarily transaction costs and meals and entertainment), which resulted in cumulative adjusted U.S. book profit of approximately $27.0 million for the twelve quarters ended September 28, 2013. Approximately $53 million of non-recurring items were excluded to obtain an adjusted

H. Roger Schwall	15	April 4, 2014

cumulative U.S. book income of $80.0 million for the twelve quarters ended September 28, 2013. The main non-recurring item for 2010 and 2011 identified as having a significant negative impact on operations was interest expense related to payment in kind (“PIK”) Notes, which resulted in approximately $35.0 million of annual interest expense in the United States. The PIK notes were converted to preferred stock on December 5, 2011 and, as a result, the significant interest expense incurred in relation to the PIK notes in years prior to 2012 is no longer included in Unisource’s pretax book results. Because of the PIK Note conversion, Unisource had U.S. taxable income for the fiscal year ended 2012 of $13.6 million and the period ending September 28, 2013 of approximately $10.2 million. Despite the positive taxable income in 2012, Unisource was still in a three year cumulative loss position at the end of 2012 and, with the history of book and tax losses incurred since inception, Unisource did not feel it had sufficient positive evidence at that time to warrant a valuation allowance release.

As of September 28, 2013, Unisource had generated year-to-date pretax book income of approximately $12.0 million and was in a three-year cumulative income position of approximately $27.0 million. Furthermore, Unisource had shown a sustained ability to generate positive income throughout the year and had also filed its 2012 year-end U.S. federal tax return that showed NOL utilization for the first time in Unisource’s history. Additionally, Unisource had finalized the future income projections which supported the utilization of all federal NOLs and a substantial portion of the state NOLs prior to their expiration.

Unisource considered its historical cumulative adjusted book income and recent taxable income to be positive evidence and gave this information a higher level of weight than projections of future income because of the certainty of historical data as compared to projected data. Future deductions and income inclusions for the years 2013 through 2031 were detailed and totaled by reporting period to arrive at a deferred tax asset/deferred tax liability balance. This was done to identify future reversals of existing temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards as required under ASC 740-10-30-18. Additionally, various scenarios for the future income projections were performed including, but not limited to, keeping the projected core earnings flat. Unisource also considered its trend towards increased profitability at the U.S. federal level. This trend towards increased profitability can be seen in both historical and projected income.

Lastly, Unisource presented its 2014 to 2018 five year operating plan for its business to the Board of Directors in the fourth quarter of 2013. The plan reflects Unisource’s continued belief that it will generate book income and taxable income in the future.

Unisource determined that, after consideration of all available positive and negative evidence, the positive evidence outweighed the negative evidence and consequently it was more likely than not that Unisource would realize all the available U.S. federal and a substantial portion of the state net deferred tax assets. Therefore, Unisource determined it to be appropriate to release the valuation allowance against all U.S. federal and a substantial portion of the state net deferred tax assets as of September 28, 2013.

H. Roger Schwall	16	April 4, 2014

Signatures

21.	Please confirm whether you have provided the signatures required by Form S-1, including the requirement to have the registration statement signed by a majority of the board of directors. In that regard, we note that certain of the individuals identified in this section as directors are not otherwise referenced in your filing.

The Company advises the Staff that the directors who signed the Registration Statement are all of the current directors of the Company. Following the date of effectiveness but prior to the distribution date, the current directors, with the exception of Mary A. Laschinger, will resign from the board of directors. Ms. Laschinger and the director nominees described in the Registration Statement under the heading “Management of SpinCo Following the Transactions—Directors” will become the directors of the Company in connection with the transactions. These director nominees have consented to being named in the Registration Statement and such written consents have been filed pursuant to Rule 438 of the Securities Act.

Exhibits

22.	Please ensure that you file all exhibits and schedules to your material agreements. For example, please re-file the form of transition services agreement to include all schedules to such agreement.

The Company has re-filed the forms of Transition Services Agreement and Tax Receivable Agreement as Exhibits 2.2 and 2.3, respectively. Delivery of such agreements is a condition precedent under the Agreement and Plan of Merger, filed as Exhibit 2.1, and such agreements constitute an integral part of the plan of acquisition, reorganization or arrangement comprising the spin-off and the Merger for purposes of Item 601(2) of Regulation S-K. In response to the Staff’s comment, the Company has provided the list of schedules to the forms of Transition Services Agreement and Tax Receivable Agreement and has agreed to provide such schedules supplementally to the Staff upon request. The Company notes that such schedules have not yet been completed and will not be finalized until closer to the distribution date.

The Tax Matters Agreement (the “TMA”), Exhibit 10.3, does not contain any exhibit or schedule. The “Disclosure Schedules” document referenced in the TMA was a separate instrument delivered pursuant to but apart from the TMA, and therefore was not filed. The Disclosure Schedules document contains documents related to the IRS private letter ruling request and certain ancillary tax matters, principally a copy of private letter ruling submissions made to the IRS. Such private letter ruling submissions were filed on a confidential basis with the IRS and continue to be confidential. Based on our review of spin-off transactions, private letter ruling submissions are not publicly filed as part of spin-off registration statements. In any event, the material terms of the private letter ruling and the U.S. federal income tax consequences of the spinoff are described in the Registration Statement, including in “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

23.	We note that it does not appear that you intend to file as exhibits the supply agreements referenced on page 89. If you do not believe that you are required to file such agreements, please provide your basis for such belief. Refer to Item 601(b)(10) of Regulation S-K.

H. Roger Schwall	17	April 4, 2014

In response to the Staff’s comment, the Company advises the Staff that the Company does not believe the filing of the supply agreements is required because none of the agreements is a “material contract” as defined in Item 601(b)(10) of Regulation S-K. The supply agreements do not need to be filed under Item 601(b)(10)(ii)(B) because they are the type of contracts that “ordinarily accompanies the kind of business” conducted by the Company and the Company is not “substantially dependent” on such agreements because supply agreements with IP would have only constituted approximately 7.9% of the combined company’s cost of products sold for the year ended December 31, 2013.

Exhibit 2.1

24.	We note the references in the Agreement and Plan of Merger to disclosure schedules to be delivered concurrently with the agreement. We also note that you have not provided a list briefly identifying the contents of such schedules. Please provide your analysis with respect to whether you are required to provide such list. Refer to Item 601(b)(2) of Regulation S-K. Please also provide such analysis with respect to the “Disclosure Letter” referenced in the Contribution and Distribution Agreement filed as Exhibit 2.2.

In response to the Staff’s comment, the Company has provided the list of separate disclosure schedules delivered concurrently with the Agreement and Plan of Merger and the list of separate disclosure schedules in the Disclosure Letter delivered concurrently with the Contribution and Distribution Agreement on the final page of each of Exhibits 2.1 and 2.4, respectively. In each case, the Company has agreed to provide such disclosure schedules supplementally to the Staff upon request.

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H. Roger Schwall	18	April 4, 2014

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Anne Meyer at (212) 909-7441.

Sincerely,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Mark W. Hianik

Enclosures